Exhibit 99.2
VALCENT PRODUCTS INC.
[Formerly - Nettron.com, Inc.]

THE ATTACHED UNAUDITED INTERIM FINANCIAL STATEMENTS FORM AN INTEGRAL PART OF THIS MANAGEMENT DISCUSSION AND ANALYSIS AND ARE HEREBY INCLUDED BY REFERENCE

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We were incorporated in accordance with the provisions of the Business Corporations Act (Alberta) on January 19, 1996, as 681673 Alberta Ltd., later changed to Ironclad Systems Inc. Beginning in 1996, following the completion of a public offering, our common shares began trading as a junior capital pool company on the Alberta Stock Exchange (later becoming part of the Canadian Venture Exchange, which was thereafter acquired and renamed the TSX Venture Exchange). On June 30, 1998, we acquired all of the outstanding capital stock of Good Times Roll Bicycle Rentals Inc., a bicycle rental business incorporated under the Company Act (British Columbia), and of Arizona Outback Adventures LLC, an Arizona limited liability company which operated guided adventure eco-tours. We also changed our name from Ironclad Systems, Inc. to Bikestar Rentals Inc.

On May 8, 1999, while still operating our bicycle rental and eco-tour businesses through Bikestar Rentals Inc., we incorporated Nettron Media Group Inc., a wholly-owned subsidiary under the laws of the State of Texas, as a marketing enterprise focusing on products and services that could be effectively marketed through internet as well as more traditional business channels. Nettron Media Group Inc.’s primary focus was Cupid’s Web, an interactive online dating and marketing service. We also changed our name from Bikestar Rentals Inc. to AdventurX.com, Inc., and later to Nettron.com, Inc.

In 2000, and in connection with Cupid’s Web, we signed an agreement in principle to acquire all of the outstanding capital stock of a group of companies operating a worldwide dating service franchise, as well as a collection of dating magazines and websites.

On January 1, 2001, in order to fully focus on our interactive dating and marketing services, we disposed of all of the outstanding capital stock of Arizona Outback Adventures LLC and Bikestar Rentals Inc.

On February 18, 2002, due to general weakness in the equity markets, we terminated the agreement in principle to acquire the dating service franchise and related businesses originally entered into in 2000. On March 24, 2004, we disposed of our interest in Nettron Media Group Inc. and began exploring business opportunities that might allow us to restart commercial operations.

By certificate of amendment dated April 15, 2005, we changed our name from Nettron.com, Inc. to Valcent Products Inc. to reflect a newly adopted business plan. and on May 3, 2005 we delisted from the TSX Venture Exchange, maintaining only our OTC Bulletin Board listing and changing our symbol to “VCTPF”. Effective May 3, 2005, and in order to render our capital structure more amenable to contemplated financing, we effected a consolidation of our common shares on a one-for-three-basis. Unless otherwise noted, all references to the number of common shares are stated on a post-consolidation basis.

On August 5, 2005, we completed a licensing agreement with MK Enterprises LLC for the exclusive worldwide marketing rights to certain MK Enterprise potential products and a right of first offer on future potential products.

On October 19, 2005, we incorporated Valcent USA, Inc., as a wholly-owned subsidiary under the laws of the State of Nevada. In turn, Valcent USA, Inc. incorporated Valcent Management, LLC, a wholly-owned limited liability company under the laws of the State of Nevada, to serve as the general partner in Valcent Manufacturing Ltd., a limited partnership also formed by Valcent USA, Inc., under the laws of the state of Texas, wherein Valcent USA, Inc. serves as limited partner, in order to conduct operations in Texas and oversee our projects in Mexico and Arizona related to the manufacturing and assembly of our potential consumer retail products.

We are, at present, a development stage company focused on the refinement and manufacture of three lines of unrelated potential consumer retail products, one of which we will begin marketing and distributing prior to the conclusion the March 31, 2007 fiscal year, and the other two prior to the conclusion of the subsequent fiscal year. From inception, we have generated minimal revenues and experienced negative cash flows from operating activities and our history of losses has resulted in our continued dependence on external financing. Any inability to achieve or sustain profitability or otherwise secure additional external financing, will negatively impact our financial condition and raises substantial doubts as to our ability to continue as a going concern.

ORGANIZATIONAL STRUCTURE

The following organizational chart sets forth our corporate structure and reflects historical changes in our corporate name and the names of our various entities.

On July 29, 2005, we entered into a series of related definitive agreements with MK Enterprises LLC (“MK”), an entity controlled by Malcolm Glen Kertz, our current Chief Executive Officer, acting President, Chairman and a member of our board of directors, including:

(i)
a master license agreement for a term continuing so long as royalty payments continue to be made as required for the exclusive worldwide marketing and distribution rights to three unrelated and proprietary potential consumer retail products that had previously been developed (the “MK Master License”), certain of which are patent pending by MK, including the Nova Skin Care System, the Dust WolfTM, and the Tomorrow Garden TM Kit (collectively, and together with any improvements thereon, the “Initial Products”);

(ii)
the MK Master License also includes a license for a term continuing so long as royalty payments continue to be made as required for the exclusive worldwide marketing and distribution rights to any ancillary products developed and sold for use by consumers in connection with the Initial Products (the “Initial Ancillaries”);

(iii)
a product development agreement pursuant to which we were granted a right for an initial period of five years to acquire a license for a term continuing so long as royalty payments continue to be made as required for the exclusive worldwide marketing and distribution rights to any new products developed by MK (any such products, collectively, the “Additional Products”, and, the agreement itself, the “MK Product Development Agreement”);

(iv)
the MK Product Development Agreement also includes a license for a term continuing so long as royalty payments continue to be made as required for the exclusive worldwide marketing and distribution rights to any ancillary products developed and sold for use by consumers in connection with the Additional Products (the “Additional Ancillaries”); and

(v)
a related services agreement pursuant to which MK shall provide consulting support in connection with the Initial Products, the Initial Ancillaries, the Additional Products and the Additional Ancillaries (the “MK Consulting Agreement”), in exchange for the following:

1)	20,000,000 shares of our common stock;

2)	a one-time USD$125,000 license fee;

3)	reimbursement for USD$125,000 in development costs associated with each of the Initial Products since March 17, 2005;

4)	consulting fees of USD$156,000 per year, payable monthly in advance; and

5)	the greater of the following, payable annually beginning in the second license year:

(i) USD$400,000; or

(ii)  the aggregate of the following:

6)
subject to a minimum amount of USD$37,500 per Initial Product during the second year of the MK Master License, and $50,000 USD$ each year thereafter, continuing royalties payable quarterly at a rate of:

➢	USD$10.00 USD per Nova Skin Care System unit sold;

➢	USD$2.00 per Dust WolfTM unit sold;

➢	4.5% of annual net sales of the Tomorrow GardenTM Kit; and

➢	3% of annual net sales of Initial Ancillaries.

7)	a one-time $50,000 USD license fee for each Additional Product licensed (except for one pre-identified product); and

8)
subject to a minimum amount of USD$50,000 per year commencing with the second year of each corresponding license, continuing royalties of 4.5% of annual net sales and 3% on annual net sales of any Additional Ancillaries.

PLAN OF OPERATIONS

From inception we have generated minimal revenues from our business operations and have traditionally met our ongoing obligations by raising capital through external sources of financing.

At present, we do not believe that our current financial resources are sufficient to meet our working capital needs in the near term or over the next twelve months and, accordingly, we will need to secure additional external financing to continue our operations. We anticipate raising additional capital though further private equity or debt financings and shareholder loans. If we are unable to secure such additional external financing, we may not be able to meet our obligations as they come due or to fully implement our intended plan of operations, as set forth below, raising substantial doubts as to our ability to continue as a going concern.

Our plan of operations over the course of the next twelve months is to focus on the continued development, marketing and distribution of each of our lines of potential consumer retail products. In connection therewith and for each of our potential product lines:

•
Jack Potts, our Vice President, Sales and Marketing - Consumer Products Division, Valcent Manufacturing Ltd., is responsible for formulating, managing and overseeing all aspects our marketing strategies, including our retail, infomercial and cable television shopping network strategies and sales. He is also be responsible for working with our advertising agencies in facilitating our entry and sustainability in the direct-response, online and consumer retail marketing segments; and

•
Forrest Ely, our Chief Operating Officer (effective January 1, 2007), Valcent Manufacturing Ltd., under the direction of M. Glen Kertz, our acting President and Chief Executive Officer, is responsible for overseeing all aspects of our manufacturing, production and product fulfillment activities. He will also retain responsibilities relating to the design and engineering and overall product development, including the procurement of certain materials and components necessary for manufacture and assembly of our existing potential products.

More specifically, our plan of operations with respect to each of our lines of potential consumer retail products includes:

Nova Skin Care System

Our Nova Skin Care System is presently in the production ramp-up phase.

We finalized an agreement with Solid Integrations, LLC, located in the city of Ciudad Juarez, Chihuahua, Mexico, for the manufacture and assembly of our Nova Skin Care System. All of the raw material components, tooling and fixtures, as well as the packaging and the associated creams and lotions that will be included with the Nova Skin Care System have been procured. We have retained Arizona Natural Resources, Inc., a private label and contract cosmetic manufacturing firm, located in Phoenix, Arizona, to formulate and manufacture the creams and lotions which will be included with our Nova Skin Care System, and all of the finished creams and lotions have been shipped to our warehouse and distribution center in El Paso, Texas, and will be exported to Solid Integrations, LLC in Chihuahua, Mexico, for final assembly and packaging. We have received our initial raw material component shipments and have exported such components to Solid Integrations, LLC in preparation for our Nova Skin Care System production pilot. Our initial production pilot commenced on June 12, 2006, and we anticipate the initial production run of approximately 20,000 units to be completed by the end of March 2007.

We are in the final edit stage of production on an infomercial revenue driver which was test marketed in late December 2006. We have engaged Hawthorne Direct, Inc., a full service direct response television advertising agency, for this purpose. We have entered into a contract with InPulse Response Group of Scottsdale, Arizona to provide telemarketing services related to the Nova infomercial. We have also engaged Wells Fargo Bank, N.A. to provide merchant processing services for credit card transactions and are in the final stages of negotiation with Accretive Commerce of Los Angeles, California to provide fulfillment services.

Based on the consumer dictated sales response from such activities, factory production will be modified to meet such any demand, and to regulate our “on-hand” inventory threshold, which is presently set at 20,000 units. We anticipate that the revenue derived from our infomercial presence will represent our first revenue from operations.

Dust WolfTM

Our Dust WolfTM is presently undergoing management’s final engineering reviews and revisions. Major design changes have delayed the anticipated production commencement until summer, 2007. We anticipate a final fully-functioning production-level unit to be ready for review and final approval on or before June, 2007.

The Tomorrow Garden™ Kit

Our Tomorrow GardenTM Kit is an indoor herb garden kit, designed to offer, direct to the consumer, an easy to use kit featuring herbs and plants not otherwise readily available in the marketplace. M. Glen Kertz, our acting President, has conducted twelve (12) years of research in the development, processes and techniques underlying the technology in the Tomorrow GardenTM and based on his research believes that the Tomorrow GardenTM Kit offers an improved plant lifespan of three to six months, as opposed to the traditional shelf life of approximately seven to ten days for fresh herbs, and requires only ambient light, with no watering or other maintenance, to survive. Our Tomorrow GardenTM Kit will be capable of supplying all of the standard herbs traditionally offered in grocery shops today, such as basil, mint, thyme, rosemary, parsley and cilantro, but may, in addition, supply more exotic herbs, such as lemon basil, lime basil, grapefruit mint and chocolate mint. Our Tomorrow GardenTM Kit is currently in the very early conceptual, design and development phase and we presently anticipate launching the Tomorrow GardenTM Kit in fall, 2007.

High Density Vertical Bio-Reactor

We are in the preliminary stages of developing technology for a High Density Vertical Bio-Reactor. The objective of this technology is to produce a renewable source of bio-diesel by utilizing the waste gas of carbon dioxide capable of growing micro-algae. Our High Density Vertical Bio Reactor is configured in a manner intended to promote the rapid growth of various forms of micro-algae which is later processed to remove volatile oils suitable for the production of bio-diesel. The design of our technology allows the reactors to be stacked on a smaller foot print of land than traditional growing methods require. We believe the potential markets for this technology include industrial, commercial and manufacturing businesses that produce carbon dioxide emissions. We hope to launch this technology by December 2007, however, this date may be delayed for several reasons, including but not limited to, delays in the successful or economically viable development of the technology and delays in obtaining applicable regulatory approval of the technology.

On October 2, 2006, we entered into a letter agreement with Pagic LP, West Peak Ventures of Canada Limited (“West Peak”) and Global Green Solutions Inc. (“GGS”). whereby GGS will fund the next phase of the development of our High Density Vertical Bio-Reactor technology by loaning Valcent up to US$3,000,000 (“GGS Agreement”). Pursuant to the GGS Agreement, GGS will reimburse us for any capital expenditures we make in furtherance of developing the technology up to US$3,000,000 in return for an exclusive worldwide license. Pursuant to the GGS Agreement, GGS is responsible for developing and marketing the High Density Vertical Bio-Reactor technology.

When GGS completes the funding, GGS will have earned a 70% joint venture interest after the Company repays the US$3,000,000 in development expenditures, leaving the Company with a 30% carried joint venture interest from future exploitation of the technology, with both parties subject to an aggregate 4.5% royalty interest on gross revenues to Pagic LP and West Peak. Until such time as the Company has fully repaid the US$3,000,000 in capital development expenditures to GGS, GGS will own an 80% joint venture interest, leaving the Company with a 20% carried joint venture interest from future exploitation of the technology with both parties subject to an aggregate 0.9% royalty interest on gross revenues to Pagic LP and West Peak. The GGS Agreement provides a working framework for the parties, but further provisions of the GGS Agreement contemplate more definitive legal agreements to be put in place by the parties before June 30, 2007 once dynamics of commercial exploitation of the technology is more fully understood.

On October 2, 2006, the Company acquired approximately six acres of land at 401 West Vinton, Anthony TX 79821 for approximately USD$274,992 to facilitate its development activities relating to the Company’s High Density Vertical Bio Reactor, and Tomorrow GardenTM projects. The Company paid USD$50,000 as a cash deposit for the acquisition, and obtained a term loan of USD$190,000 from the State National Bank in El Paso, TX at the bank’s prime lending rate plus 0.25% interest rate currently aggregating 8.5% per annum. The loan is amortized over a 10 year term and requires monthly payments of USD$2,336 over a 5 year term. The loan also required a first secured charge against the property acquired in addition to a pledge by the Company of $100,000 in interest bearing certificates of deposit.

Fluctuations in Results

During the period from March 24, 2004 through the year ended March 31, 2005, we had no meaningful operations and focused exclusively on identifying and adopting a suitable business plan and securing appropriate financing for its execution. As a result of the Company completing a licensing agreement with MK Enterprises LLC for the exclusive worldwide marketing rights to certain MK Enterprise potential products and a right of first offer on future potential products during the fiscal year ended March 31, 2006 operating results have fluctuated significantly and past performance should not be used as an indication of future performance.

Valcent Products Inc. [formerly Nettron.Com, Inc.]
Selected Financial Data [Annual]
(Expressed in Canadian Dollars)
	12 months ended March 31
	2006	2005	2004
Net Operating Revenues	$0	0	0
Loss from operations	$3,734,599	45,694	24,932
Loss from prior operations	$0	45,694	25,885
Loss from development stage	$3,734,599	0	0
Net loss per Canadian GAAP	$3,734,599	45,694	23,647
Loss per share	$0.35	0.01	0

Share capital	$4,099,870	2,999,420	2,999,420
Common shares issued	15,787,835	6,435,374	6,435,374
Weighted average shares outstanding	10,548,042	6,435,374	6,447,041
Total Assets	$1,392,801	936	2,059
Net (liabilities)	$(1,810,501)	(237,950)	(192,256)

Cash Dividends Declared per Common Shares	$0	0	0

Exchange Rates (CDN $ to U.S.$) period average	$0.8385	0.7824	0.7393

Valcent Products Inc. [formerly Nettron.com, Inc.]
Selected Financial Data [Quarterly - unaudited]
(Expressed in Canadian Dollars)
	Quarter Ended
	12/31/06	09/30/06	06/30/06	03/31/2006	12/31/2005	9/30/2005	6/30/2005	3/31/2005

Net Operating Revenues	$0	0	0	0	0	0	0	0
Loss from operations	$1,537,462	1,072,871	2,332,942	2,352,734	553,653	787,815	16,442	13,659

Net loss	$1,640,079	1,072,871	2,237,236	2,366,470	563,517	787,815	16,797	16,873
Loss per share	$0.08	0.06	0.13	0.23	0.04	0.07	0.01	0.01

Share capital	$6,248,788	5,310,532	5,020,096	4,099,870	4,099,870	4,021,337	3,234,029	2,999,420
Common shares issued	20,490,118	18,412,586	17,982,586	15,787,835	15,787,835	14,217,177	3.750,125	2,145,125
Weighted average shares outstanding	20,154,165	18,183,564	16,830,767	10,289,200	15,361,026	10,690,235	3,750,125	2,145,125
Total Assets	$4,754,333	2,871,702	2,343,420	1,392,801	1,588,598	2,028,815	723	936
Net assets (liabilities)	$(785,974)	(664,990)	(1,387,527)	(449,114)	(26,228)	477,289	(20,138)	(237,950)

Cash Dividends Declared per Common Shares	$0	0	0	0	0	0	0	0

NINE MONTHS ENDED DECEMBER 31, 2006 COMPARED WITH NINE MONTHS ENDED DECEMBER 31, 2005

OVERVIEW

Our focus during the first three quarters of fiscal year 2007 was to continue with the implementation of the business plan developed in the prior year, the development of a marketing plan to establish a channel for distribution of the consumer products acquired in the MK Agreements, the development of the High Density Vertical Bio-Reactor technology, and on continuing to raise capital to fund this development and production through solicitation of private offering transactions with and among groups of private, institutional, and other investors.

In following this direction during the quarter ended December 31, 2006, the NOVA Skin Care system is in the production stage with clinical testing completed and we are in the final edit stage of production of the infomercial that was test marketed in late December 2006.

The Dust Wolf is undergoing final internal management engineering reviews and revisions.

Our Tomorrow GardenTM Kit is an indoor herb garden kit, designed to offer, direct to the consumer, an easy to use kit featuring herbs and plants not otherwise readily available in the marketplace and is currently in the very early design and development phase.

The Company has also developed a proprietary high density vertical bio-reactor for the mass production of oil bearing algae which it has entered into a joint venture to further develop with another public company.

Revenues

For the nine months ended December 31, 2006 and 2005, we had no revenues.

Operating Expenses

Potential product development expenses increased to $1,195,478 for the nine months ended December 31, 2006, from $349,014 for the nine months ended December 31, 2005. The increase is due primarily to salaries paid to employees and consultants in connection with engineering issues related to our potential consumer retail products acquired in the MK Agreements. In addition, there have been upfront costs to begin the production process of the NOVA SkinCare informercial which is set for production this fall and development expenditures at our research facility recently acquired.

In conjunction with the issuance of the convertible notes discussed further below, the Company issued warrants and incurred non cash financing expenses totaling $1,237,070 as compared to $0 in the prior year. These outstanding convertible notes incurred interest and penalty costs of approximately $581,215 (2005 - $108,962).

The Company incurred convertible note share issuance costs of $186,801 as compared to $0 for the nine months ended December 31, 2006. In addition, the Company issued stock options to various directors, officers, employees and consultants and incurred stock option compensation expenses of $605,612 as compared to $60,000 for the nine months ended December 31, 2005.

Professional fees increased to $330,856 for the nine months ended December 31, 2006 from $203,512 for the prior interval in 2005. The increase is primarily attributable to costs associated with the preparation of SEC reporting obligations for the registration statements, accounting, legal, audit, and executive search services.

Advertising costs increased to $255,633 for the nine months ended December 31, 2006 from $0 for the prior interval in 2005. The increase is primarily attributable to costs associated with the engagement of an advertising agency to develop and launch the brands associated with our potential consumer products to the marketplace.

Travel expenses increased to $93,929 (2005 - $51,052) for the nine months ended December 31, 2006 as a result of increased activity in the Company’s operations and the opening of a leased office, warehouse and distribution center in El Paso, Texas and the Company’s research facility on purchased lands also located in El Paso, Texas.

Rent expenses increased to $47,011 for the nine months ended December 31, 2006 from $45,786 for the nine months ended December 31, 2005. In line with maintaining these facilities, our office and miscellaneous expenses have increased to $99,099 for the nine months ended December 31, 2006 from $61,330 for the corresponding prior period due to the increasing scale and scope of corporate activity and development. These increases are in relation to our ramping up operations and outfitting our El Paso, Texas office and the Company’s research facility on purchased lands also located in El Paso, Texas.

Investor relations fees for the nine months ended December 31, 2006 were 204,532 (2005 - $467,362) and are based on the Company employing consultants in advisory investor relations activities and actively seeking accredited investors in both Canada and the US with such amounts in either period changing with the scale and scope of public and investor awareness personnel and programs.

Depreciation and amortization expense has increased during the nine month period ended December 31, 2006 to $22,345 with acquisition of assets in both our offices and our research facility, both located in El Paso, TX (2005 $0).

Filing and transfer agent fees have increased during the nine month period ended December 31, 2006 to $39,117 over the same nine month interval in 2005 ($30,200) due to increased filing activity respecting the Company’s registration statement and other public filings due to generally increasing scale and scope of business activity commensurate with business and project advancement.

Due fluctuations in the United States dollar in relation to the Canadian dollar, the Company expended a foreign exchange loss of $51,488 (2005 -$13,089 gain) during the nine months ended December 31, 2006.

On December 14, 2006, the Company replaced its existing Canadian and US stock option plans with a new single stock option plan (the “2006 Plan). The 2006 Plan allows for share options to be issued to company employees, directors, officers, and consultants on both a qualified and non-qualified basis. The aggregate number of shares of Common Stock as to which Options and Bonuses may be granted from time to time under the 2006 Plan shall not exceed 20% (the “Plan Maximum”) of the Company’s issued and outstanding shares of Common Stock. In addition, the aggregate number of shares of Common Stock to which Incentive Stock Options may be granted shall not exceed 3,100,000 shares out of the Plan Maximum. The 2006 Plan is designed to encourage our directors, executive officers, consultants and other key employees to acquire a proprietary interest in the company. Our 2006 Plan is administered by the Board of Directors, or a committee designated thereby, and reserve for issuance thereunder, in the aggregate, a total of 20% of our issued and outstanding common shares, on a non-diluted basis, to be increased or decreased as the number of our issued and outstanding shares change. Our new stock option plan provides that the terms of the options and the option prices shall be fixed by the Board or committee and subject to the requirements of the exchange on which our common shares are traded, or any other governing regulatory body, at the time of exercise. Options granted shall expire after a period of five years or terminate three months after the recipient ceases to be our employee.

All options previously granted from the Company’s previous Plan and US Plan were acknowledged, ratified, and form an equal number of option grants under the like terms and conditions in the 2006 Plan. As at December 31, 2006, total option grants of 2,985,000 had been issued of which 2,060,000 share options had vested. During the three months ended December 31, 2006, a total of 1,960,000 share options were granted in the period of which 1,310,000 share options vested in the quarter. During the nine month period ended December 31, 2006, the Company incurred $605,612 in stock option compensation as compared to $60,000 for the same period in 2005. The increase pertains primarily to new option grants in the quarter ended December 31, 2006 and increasing scale and scope of development of the Company’s projects and key consultants, new directors, and employee incentive programs.

Net Loss

Our reported loss for the nine months ended December 31, 2006 increased $3,582,057 to $4,950,186 ($0.269 loss per basic share) as compared to $1,368,129 ($0.145 basic loss per share) for the nine months ended December 31, 2005. The increase is largely a result of expenses associated with the development and production of the consumer products and received under the MK licenses and technology development stemming from the MK licenses and expenses due to our having recently undergone a significant restructuring and change in business direction. In addition, we have had increased expenses associated financing activities, meeting our SEC reporting and share registration obligations, corporate governance and other compliance matters, and related professional service fees.

Liquidity and Capital Resources

Because we are organized in Canada, our financial statements have been prepared by our management in accordance with Canadian GAAP applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company has a total accumulated deficit of $11,922,155 and a deficit from its development stage of $8,684,785. The deficit from the development stage is primarily due to costs incurred in relation our related definitive agreements with MK Enterprises LLC and ramping up our operations for the development and anticipated marketing of the potential consumer retail products acquired in the MK Agreements as well as technology development stemming from the MK licenses. As at December 31, 2006 we had working capital of $124,569, and as described in Note 1 to our December 31, 2006 financial statements, these conditions raise substantial doubt as to our ability to continue as a going concern. While our financial statements do not include any adjustment that might arise from such uncertainty, had an audit been conducted in accordance with United States generally accepted auditing standards, the auditors would have been required to reflect these concerns in their audit report and would have included an explanatory paragraph in such report raising concern regarding our ability to continue as a going concern.

In addition amounts relating to prepaid advertising expenses in the amount of $739,101 as at December 31, 2006 related to infomercial costs currently capitalized that will be expensed according to the duration of our infomercial marketing program. As we do not know the success of the infomercial marketing distribution network and program, there is uncertainty relating to the timing of expensing the capitalized prepaid advertising costs. An unsuccessful program would result in the immediate expense of such capitalized amount which would result in a working capital deficit.

During the nine months ended December 31, 2006, our financing efforts yielded the following:

•	the Company raised approximately $1,028,264 from the issuances of shares;

•
consummated a private offering transaction with and among a syndicated group of institutional investors, pursuant to which we issued, in the aggregate, $551,666 (USD) in 8% per annum convertible notes and three year warrants to acquire (i) up to 735,544 shares of our common stock at a price per share of $0.50 (USD), and (ii) up to an additional 735,544 shares of our common stock at a price per share of $1.00 (USD). Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into shares of our common stock at the lesser of (i) seventy percent (70%) of the average of the five lowest closing bid prices for our common stock for the ten trading days prior to conversion, or (ii) $0.55 (USD);

•	the Company also obtained unsecured advances from related parties $811,260, and $390,744 from third parties as at December 31, 2006; and

•	the Company borrowed $190,000 to fund the acquisition of land pursuant to a ten year commercial real estate note.

•
During the third quarter of 2006, the Company completed funding of a USD$1,500,000 private placement of 8% per annum convertible notes and three year warrants to acquire (i) up to an aggregate of 2,000,000 shares of our common stock at a price per share of $0.50 (USD), and (ii) up to an additional 2,000,000 shares of our common stock at a price per share of $1.00 (USD). Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into shares of our common stock at the lesser of (i) seventy percent (70%) of the average of the five lowest closing bid prices for our common stock for the ten trading days prior to conversion, or (ii) $0.55 (USD). The convertible notes carry a redemption feature which allows us to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that our common shares have a closing price of $1.50 (USD) per share for at least twenty consecutive trading days and there has otherwise been no default. The common stock purchase warrants carry a “net cashless” exercise feature allowing the holder thereof, under certain limited circumstances, to exercise the warrants without payment of the stated exercise price, but rather solely in exchange for the cancellation of that number of common shares into which such warrants are exercisable.

•
the Company obtained $845,640 in subscriptions to a convertible note unit offering consisting of convertible promissory notes. The convertible notes will mature on December 11, 2008 and carry interest at six percent (6%) per annum. The Notes are convertible into “Units” at the Note Holder’s discretion at a conversion price of US$0.50 per Unit. Each “Unit” consists of one Valcent common share and one purchase warrant to purchase an additional common share at US$0.70 per share until December 11, 2008. The Notes and any accrued interest are callable by the Company at any time after December 11, 2007 by providing thirty days written notice to the Note Holders. Interest on the Notes will be compounded annually and be cumulative until the earlier of either the date that the Company’s achieves pre-tax earnings or the end of the term. Pre-tax earnings are to be determined in accordance with Valcent’s quarterly and annual financial statements as filed with regulatory agencies and will be payable thirty days after filing with such regulatory agencies. At the discretion of the Note Holder, interest on the Notes is payable in either cash or Units at US$0.50 per Unit. The Company is obligated to file a resale registration statement on the underlying securities within four months of closing.

•
the Company received approximately $345,470 in amounts from Global Green Solutions Inc. during the quarter ended December 31, 2007 pursuant to the letter agreement with Pagic LP (a company affiliated with one of our directors), West Peak Ventures of Canada Limited (“West Peak”) (a company related by way of significant shareholdings in the Company) and Global Green Solutions Inc. (“GGS”) whereby GGS will fund the next phase of the development of our High Density Vertical Bio-Reactor technology by loaning Valcent up to US$3,000,000 (“GGS Agreement”). At December 31, 2006, $77,845 was due to Valcent by GGS.

As at December 31, 2006 the Company had cash on hand of $1,078,793 as compared to $12,772 at March 31, 2006.

Currently, at the date of this report, the Company has cash of approximately USD$810,000. It is anticipated that the Company will be required to raise additional funding by way of loans from related parties, equity issuances, and or debt issuances in order to meet its business plan. There can be no guarantee that the Company will be successful in its fund raising activities and as such substantial risk is associated with the Company ability to meet its business plan objectives.

On December 12, 2006, the Company entered into a Public Relations Agreement with Vorticom, Inc., of New York, NY to provide public relations services to Valcent. The agreement requires the Company to issue 25,000 restricted common shares in advance of each quarter during the course of the agreement’s one year term for a total of 100,000 restricted common shares, the payment of approved expense, and monthly fees ranging from USD$5,250 to USD$4,250 per month.

Events Subsequent to December 31, 2006

On January 12, 2007, pursuant to an Investor Relations Consulting Agreement with a third party for services provided to the Company, SmallCap Corporate Partners Inc. received a total of 160,000 shares of common stock at USD$0.45 per share.

On January 12, 2007, pursuant to a Public Relations Agreement with a third party for services provided to Valcent, Vorticom Inc. the Company issued a total of 25,000 shares of restricted common stock.

On January 12, 2007, the Board of Directors authorized and issued a bonus of 100,000 restricted common shares to a retiring director of the Company.

On January 19, 2007, pursuant to a Consulting Services Agreement with a third party for services provided to the Company, PowerOne Capital Markets Limited received a total of 400,000 shares of common stock.

On January 29, 2007, the Company completed a private placement comprised of $2,000,000 convertible promissory notes with a group of non-US accredited investors (including $845,640 in subscriptions to a convertible note unit offering received prior to December 31, 2006). The convertible notes will mature on December 11, 2008 and carry interest at six percent (6%) per annum. The Notes are convertible into “Units” at the Note Holder’s discretion at a conversion price of US$0.50 per Unit. Each “Unit” consists of one Valcent common share and one purchase warrant to purchase an additional common share at US$0.70 per share until December 11, 2008. The Notes and any accrued interest are callable by the Company at any time after December 11, 2007 by providing thirty days written notice to the Note Holders. Interest on the Notes will be compounded annually and be cumulative until the earlier of either the date that the Company’s achieves pre-tax earnings or the end of the term. Pre-tax earnings are to be determined in accordance with Valcent’s quarterly and annual financial statements as filed with regulatory agencies and will be payable thirty days after filing with such regulatory agencies. At the discretion of the Note Holder, interest on the Notes is payable in either cash or Units at US$0.50 per Unit. The Company is obligated to file a resale registration statement on the underlying securities within four months of closing.

On February 12, 2007, the Company accepted conversion notices totaling $312,200 in convertible notes and related interest totaling $34,802 converting such amounts into 879,347 common shares.

In connection with finders fees payable under our January 2007, $2,000,000 convertible promissory notes financing, USD$108,000 in cash was paid to PowerOne Capital Markets Limited along with 135,000 warrants issued exercisable at USD$0.50 per unit, with each unit consisting of one common share and on share purchase warrant to purchase a further common share at USD$0.70 per share until December 11, 2008.

RELATED PARTY TRANSACTIONS

During the nine months ended December 31, 2006, the Company paid or accrued $357,629 for product development services provided by the Company’s officers or their related parties (2005 $46,913).

During the nine months ended December 31, 2006, the Company paid or accrued $27,000 for professional fees provided by the Company’s Chief Financial Officer (2005 $9,000).

During the nine months ended December 31, 2006, the Company paid or accrued $nil for rent (2005 $1,500) and $nil for management fees (2005 $4,000) for services provided by a director to the Company.

On December 14, 2006, Robert V. Wingo was appointed to the Board of Directors of Valcent Products, Inc. On March 1, 2006, the Company entered into an agreement with the firm of Sanders/Wingo Advertising, Inc. for advertising services, of which, Robert Wingo is a principal and equity owner. According to terms of the advertising services agreement, the Company issued 75,000 share options at a price of $1.00 per share, and agreed to services to be rendered in a minimum amount of USD$28,957 and a monthly retainer of USD$15,000 during the term of the agreement that ended on August 31, 2006. On October 18, 2006, the Company extended the term of the original agreement to December 31, 2006, under the agreement’s original terms with the exception of a covenant to renegotiate fees either upwards or downwards based on hours of services provided by Sanders/Wingo Advertising, Inc. During the nine month period ended December 31, 2006, the Company incurred approximately USD$423,443 in fees and expenses to Sanders/Wingo Advertising, Inc. In addition, the Company granted 400,000 share options at $0.55 per share for a 5 year term to Mr. Wingo on December 14, 2006. During the quarter ended December 31, 2006, 100,000 of the options vested, with the remaining options vesting three and six months from the date of grant.

On October 2, 2006, we entered into a letter agreement with Pagic LP (a company affiliated with one of our directors), West Peak Ventures of Canada Limited (“West Peak”) (a company related by way of significant shareholdings in the Company) and Global Green Solutions Inc. (“GGS”) whereby GGS will fund the next phase of the development of our High Density Vertical Bio-Reactor technology by loaning Valcent up to US$3,000,000 (“GGS Agreement”). Pagic L.P. was formerly known as MK Enterprises LLC, an entity controlled by our current Chief Executive Officer, acting President, Chairman and a member of our board of directors. Pagic LP and West Peak will receive from future exploitation of the technology, an aggregate 4.5% royalty interest on gross revenues. Until such time as the Company has fully repaid the US$3,000,000 in capital development expenditures to GGS, GGS will own an 80% joint venture interest, leaving the Company with a 20% carried joint venture interest from future exploitation of the technology with both parties subject to an aggregate 0.9% royalty interest on gross revenues to Pagic LP and West Peak.

At December 31, 2006, the Company had $880,532 of advances due to directors or companies controlled by directors and or significant shareholders.

As of December 31, 2006, we have obtained aggregate unsecured loan advances in an amount totaling approximately $788,669 from West Peak and its principle shareholder, which is a beneficial owner of greater than 5% of our common shares.